FILED PURSUANT TO RULE 424(b)(3)

REGISTRATION NO. 333-139586

PROSPECTUS SUPPLEMENT NO. 6

TO PROSPECTUS DATED APRIL 18, 2008

16,826,519 SHARES

COMMON STOCK

ACCELERIZE NEW MEDIA, INC.

This prospectus supplement supplements the Prospectus dated April 18, 2008 (as previously supplemented by Prospectus Supplement No. 1, dated October 7, 2008, Prospectus Supplement No. 2, dated November 18, 2008, Prospectus Supplement NO. 3, dated April 7, 2009, Prospectus Supplement No. 4 dated May 18, 2009 and Prospectus Supplement No. 5 dated August 14, 2009) relating to the offer and sale by the selling stockholders identified in the prospectus of up to 16,826,519 shares of common stock of Accelerize New Media, Inc.

This prospectus supplement includes:

·	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which was filed with the Securities and Exchange Commission on November 13, 2009.

The information contained in the report included in this prospectus supplement is dated as of the period of such report. This prospectus supplement should be read in conjunction with the prospectus dated April 18, 2008, as supplemented to date, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated April 18, 2008, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER 18, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q
(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2009

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

For the transition period from ________ to __________

Commission File Number: 000-52635

ACCELERIZE NEW MEDIA, INC.
(Exact name of registrant specified in charter)

Delaware	20-3858769
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12121 WILSHIRE BLVD.,
SUITE 322
LOS ANGELES, CALIFORNIA 90025
(Address of principal executive offices)

(310) 903 4001
 (Issuer's telephone number)

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐  No ☐

Indicate by check mark whether the registrant is large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

The number of shares outstanding of the registrant’s Common Stock, $0.001 par value per share, was 28,737,607 as of November 11, 2009.

When used in this quarterly report, the terms “Accelerize,” “the Company,” “ we,” “our,” and “us” refer to Accelerize New Media, Inc., a Delaware corporation.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

This quarterly report on Form 10-Q contains certain forward-looking statements. Forward-looking statements may include our statements regarding our goals, beliefs, strategies, objectives, plans, including product and service developments, future financial conditions, results or projections or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms, or other comparable terminology. These statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. These factors include, but are not limited to, our ability to implement our strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. The business and operations of Accelerize New Media, Inc. are subject to substantial risks, which increase the uncertainty inherent in the forward-looking statements contained in this report. Except as required by law, we undertake no obligation to release publicly the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Further information on potential factors that could affect our business is described under “Item 1A. Risk Factors” in our annual report on Form 10-K as filed with the Securities and Exchange Commission, or the SEC, on March 31, 2009. Readers are also urged to carefully review and consider the various disclosures we have made in this report and in our annual report on Form 10-K.

ACCELERIZE NEW MEDIA, INC.

INDEX

		Page

PART I - FINANCIAL INFORMATION:

Item 1.	Financial Statements (Unaudited)	4-15

Item 2.	Management’s Discussion and Analysis And Results of Operations	16

Item 4T.	Controls and Procedures	20

PART II - OTHER INFORMATION:

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds	20

Item 6.	Exhibits	21

SIGNATURES		21

PART I-FINANCIAL INFORMATION

Item 1. Financial Statements

ACCELERIZE NEW MEDIA, INC.
BALANCE SHEETS

	September 30,	December 31,
ASSETS	2009	2008
	(Unaudited)	(1)
Current Assets:
Cash	$156,465	$252,921
Accounts receivable, net of allowance for bad debt of $11,780 and $6,857 at
September 30, 2009 and December 31, 2008, respectively	139,758	177,752
Prepaid expenses and other assets	27,147	30,224
Domain name rights	1,712	20,411
Deferred tax asset	38,549	56,030
Total current assets	363,631	537,338

Website development costs, net of accumulated amortization of $250,477 and
$206,410 at September 30, 2009 and December 31, 2008, respectively	96,373	140,075

Fixed assets, net of accumulated depreciation of $35,465 and $24,436 at
September 30, 2009 and December 31, 2008, respectively	9,649	17,527

Deferred financing fees	52,412	-
Goodwill	90,000	685,547
Total assets	$612,065	$1,380,487

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable and accrued expenses	$343,586	$442,565
Deferred revenues- short-term	403,493	580,920
Deferred tax liability	38,549	56,030
Total current liabilities	785,628	1,079,515

Convertible notes payable and accrued interest, net of debt discount of $347,439
and $156,852 at September 30, 2009 and December 31, 2008, respectively	830,348	375,787
Deferred revenue- long-term	118,172	86,110
Total liabilities	1,734,148	1,541,412

Stockholders' Deficit:
Preferred stock, $0.001 par value, 2,000,000 shares authorized:
Series A, 54,000 issued and outstanding at September 30, 2009 and December 31, 2008, respectively	728,567	728,567
Series B, 112,125 issued and outstanding at September 30, 2009 and December 31, 2008, respectively	3,565,813	3,644,563
Common stock; $.001 par value; 100,000,000 shares authorized;
28,737,607 and 27,184,854 shares issued and outstanding
at September 30, 2009 and December 31, 2008, respectively	29,238	27,185
Additional paid-in capital	7,573,578	6,552,272
Treasury stock	(50,000)	-
Accumulated deficit	(12,969,279)	(11,113,512)

Total stockholders’ deficit	(1,122,083)	(160,925)

Total liabilities and stockholders’ deficit	$612,065	$1,380,487

(1) Derived from audited financial statements

See Notes to Unaudited Financial Statements.

ACCELERIZE NEW MEDIA, INC.
STATEMENTS OF OPERATIONS

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Lead generation revenues	$475,939	$625,353	$2,253,153	$1,530,647
Debt solution revenues	182,872	370,486	563,192	899,912
Advertising and other revenues	125,135	83,501	228,002	276,661
Total revenues:	783,946	1,079,340	3,044,347	2,707,220

Operating expenses:
Selling, general and administrative	954,946	3,395,302	4,504,058	6,926,448
Total operating expenses	954,946	3,395,302	4,504,058	6,926,448

Operating loss	(171,000)	(2,315,962)	(1,459,711)	(4,219,228)

Other expense:
Interest expense	(32,245)	(17,719)	(86,852)	(24,600)
	(32,245)	(17,719)	(86,852)	(24,600)

Net loss	(203,245)	(2,333,681)	(1,546,563)	(4,243,828)

Less dividends series A and B preferred stock	102,846	104,312	309,204	311,804

Net loss attributable to common stock	$(306,091)	$(2,437,993)	$(1,855,767)	$(4,555,632)

Basic and diluted loss per common share	$(0.01)	$(0.09)	$(0.07)	$(0.18)

Basic and diluted weighted average common
shares outstanding	27,777,332	26,104,179	28,224,214	24,644,121

See Notes to Unaudited Financial Statements.

ACCELERIZE NEW MEDIA, INC.
STATEMENTS OF CASH FLOWS

	Nine-month periods ended
	September 30,
	2009	2008
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(1,546,563)	$(4,243,828)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation and amortization	112,930	283,103
Amortization of deferred compensation	-	71,400
Impairment of goodwill	595,547	-
Fair value of shares issued for services	50,000	-
Change in terms of warrants issued	97,414	-
Fair value of warrants issued for services	139,080	644,000
Fair value of options issued	-	1,239,204
Fair value of options granted	68,329	199,261
Fair value of shares issued for interest payment	25,660	-
Changes in operating assets and liabilities:
Accounts receivable	37,994	(69,943)
Prepaid expenses	5,577	(38,863)
Deferred tax asset	30,110	4,503
Other assets	(2,500)	(17,460)
Accrued interest	8,148	4,850
Accounts payable and accrued expenses	(98,979)	119,181
Deferred tax liability	(30,110)	(4,503)
Deferred revenues	(145,365)	114,650

Net cash used in operating activities	(652,728)	(1,694,445)

Cash flows used in investing activities:
Capital expenditures	(3,151)	(12,130)
Website development costs	(365)	(47,680)

Net cash used in investing activities	(3,516)	(59,810)

Cash flows from financing activities:
Proceeds from notes payable	584,588	530,000
Payment to former member	-	(21,736)
Proceeds from exercise of warrants	25,200	822,500
Repurchase of shares of common stock	(50,000)	-

Net cash provided by financing activities	559,788	1,330,764

Net decrease in cash	(96,456)	(423,491)

Cash, beginning of period	252,921	951,317

Cash, end of period	$156,465	$527,826

Supplemental disclosures of cash flow information:
Cash paid for interest	$77,480	$23,028

Cash paid for income taxes	$-	$-

Non-cash investing and financing activities:

Beneficial conversion feature associated with convertible notes payable	$194,703	$179,450
Revaluation of beneficial conversion feature associated with
convertible notes payable	$35,019	$-
Conversion of preferred stock Series B to common stock	$78,750	$-
Cashless exercise of warrants	$171	$-
Preferred stock dividends	$309,204	$311,804
Fair value of shares issued for future services	$50,000	$-
Goodwill resulting from acquisition and corresponding
increase (decrease) in:	$-	$105,000
Assets	$-	$-
Common stock and additional paid-in capital	$-	$105,000

See Notes to Unaudited Financial Statements.

ACCELERIZE NEW MEDIA, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN:

Accelerize New Media, Inc., or the Company, a Delaware corporation, incorporated on November 22, 2005, is a multi-faceted Internet company providing performance-based solutions for its customers.

The Company offers online media solutions for U.S. based businesses to reach their target audience on the Internet. The Company provides lead generation and performance-based customer acquisition solutions via internet marketing communications offerings, such as portals, blogs, and search engine optimization.  The Company’s primary revenue sources are as follows: (1) Online advertising – the Company’s financial content network is available over the Internet, and the Company’s revenues are generated through the sale of display advertisings, list management, targeted lead generation, and web consulting services, and (2) Lead generation/Performance based marketing - utilizing the Company’s internally designed and developed lead generation platform, the Company delivers information to sellers by providing vendors with opportunities to contact qualified and interested potential customers, and new-business leads for such vendors, and in return the Company receives fees. The Company’s current lead generation focus surrounds, but is not limited to, the industry of debt settlement, credit repair/reports, and tax settlements.

The Company ceased operating its Debt Settlement Referral Division effective January 1, 2009. During 2009 it will continue to receive commissions for debt settlement solutions provided to clients in the past.

The balance sheet presented as of December 31, 2008 has been derived from our audited financial statements. The unaudited financial statements have been prepared pursuant to the rules and regulations of the SEC. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America, have been omitted pursuant to those rules and regulations, but we believe that the disclosures are adequate to make the information presented not misleading. The financial statements and notes included herein should be read in conjunction with the annual financial statements and notes for the year ended December 31, 2008 included in our Annual Report on Form 10-K filed on March 31, 2009.  The results of operations for the nine-month period ended September 30, 2009 are not necessarily indicative of the results for the year ending December 31, 2009.

The accompanying financial statements have been prepared on a going concern basis. The Company has used net cash in its operating activities of approximately $653,000 during the nine-month period ended September 30, 2009. The Company's ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due, to fund possible future acquisitions, and to generate profitable operations in the future. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt. The outcome of these matters cannot be predicted at this time and there are no assurances that if achieved, the Company will have sufficient funds to execute its business plan or generate positive operating results.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reported period. Actual results will differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Concentration of Credit Risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents and accounts receivable.

The Company’s cash and cash equivalents accounts are held at financial institutions and are insured by the Federal Deposit Insurance Corporation, or the FDIC, up to $250,000. During the nine-month period ended September 30, 2009, the Company has reached bank balances exceeding the FDIC insurance limit. To reduce its risk associated with the failure of such financial institutions, the Company periodically evaluates the credit quality of the financial institutions in which it holds deposits.

The Company's accounts receivable are due from a few customers, all located in the United States. Two of the Company’s customers accounted for 24% and 15% of its accounts receivables at September 30, 2009.  Three of the customers accounted for 24%, 15%, and 11% of its accounts receivables at December 31, 2008.  The Company recorded an allowance for doubtful accounts of $11,780 and $6,857 at September 30, 2009 and December 31, 2008, respectively.

Property and Equipment

Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives of three years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized.

Property and equipment consist of the following as of:

	September 30, 2009	December 31, 2008
Computer equipment and software	$14,509	$11,358
Phone equipment	19,155	19,155
Office furniture and equipment	11,450	11,450
	45,114	41,963
Accumulated depreciation	(35,465)	(24,436)
	$9,649	$17,527

Depreciation expense amounted to approximately $11,000 and $11,000 during the nine-month periods ended September 30, 2009 and 2008, respectively.

Revenue Recognition

The Company recognizes revenue on arrangements in accordance with FASB ASC 605-10-S99-Revenue Recognition-Overall-SEC Materials. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the resulting receivable is reasonably assured.

The Company’s online advertising revenues are generated from the pay-per-click, cost-per-action listings, and banner ad sales of its portfolio of web sites. When an online user navigates to one of the Company’s owned and operated Web sites and clicks and or visits on a particular listing/web page or completes the specified action, the Company receives a fee.

The Company’s lead generation network revenues are primarily generated using third-party distribution networks to deliver the merchant advertisers’ listings. The distribution network includes search engines, shopping engines, directories, destination sites, Internet domains or Web sites, and other targeted Web-based content. The Company generates revenue upon delivery of a qualified lead to the Company’s merchant advertisers or partner. Other revenues include the Company’s lead generation web services, paid search optimization, landing page development services, and creative design.

Since January 1, 2007, the Company generates a substantial portion of its revenues from fees earned from the sale and marketing of debt reduction solutions offered to consumers by debt settlement agencies. The consumers generally enter in a debt solution program with a debt settlement agency which provides for monthly payments by the consumers over a period of up to 3 years. The commission earned by the Company will vary between 7.5% and 8.9% of the total debt of the consumer to be negotiated by the respective debt settlement agency. For consumers enrolled prior to March 1, 2007 the Company receives its fees from debt settlement agencies upon payment by consumers to the debt settlement agencies within the first 8 months of the debt solution program, assuming that all consumers make all their payments. This payment was subject to a partial refund by the Company to the debt settlement agencies if: 1) the debt settlement agency does not receive all scheduled monthly payments for the duration of the contract during the first 15 months of such contract, or 2) the debt settlement agencies issue a refund to the consumer over the term of the respective contract. For consumers enrolled since March 1, 2007, the Company receives its fee from debt settlement agencies upon payment by consumers to the debt settlement agencies within the first 18 months of the debt solution program, assuming that all consumers make all their payments.  Accordingly, the fee earned by the Company is recognized over the terms of the underlying contract between the debt settlement agencies and the consumer, which is generally 3 years. Consequently, the Company defers the fees received from the debt settlement agency in excess of the revenues recognized over the term of the underlying contract between the debt settlement agencies and the consumer. Such excess amounted to approximately $523,000 and $667,000 at September 30, 2009 and December 31, 2008, respectively, and is recorded as deferred revenue on the balance sheet.

Since September 2007, the payment to the Company is subject to a partial refund only if a debt settlement agency issues a refund to the consumer over the term of the respective contract.

The Company ceased operating its Debt Settlement Referral Division effective January 1, 2009. During 2009 it will continue to receive commissions for debt settlement solutions provided to clients in the past.

Customer Concentration

One of the Company's customers accounted for approximately 14% of its revenues during the nine-month period ended September 30, 2009. Three of the Company’s customers accounted for 20%, 13%, and 10% of the Company’s revenue during the nine-month period ended September 30, 2008.

Product Concentration

The Company generates  revenues from the following sources: (1) Online advertising – the Company’s financial content network is available over the Internet, and the Company’s revenues are generated through the sale of display advertisings, list management, targeted lead generation, and web consulting services, and (2) Lead generation/Performance based marketing - utilizing the Company’s internally designed and developed lead generation platform, the Company delivers information to sellers by providing vendors with opportunities to contact qualified and interested potential customers, and new-business leads for such vendors, and in return the Company receives fees.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted FASB ASC 820-Fair Value Measurements and Disclosures, or ASC 820, for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company did not have any Level 2 or Level 3 assets or liabilities as of September 30, 2009 and December 31, 2008, with the exception of its convertible promissory notes.  The carrying amount of the convertible promissory notes at September 30, 2009 and December 31, 2008, approximate their respective fair value based on the Company’s incremental borrowing rate.

Cash and cash equivalents include money market securities that are considered to be highly liquid and easily tradable as of September 30, 2009 and December 31, 2008, respectively. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within our fair value hierarchy.

In addition, FASB ASC 825-10-25-Fair Value Option, or ASC 825-10-25, was effective for January 1, 2008. ASC 825-10-25 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. The Company did not elect the fair value options for any of its qualifying financial instruments.

Advertising

The Company expenses advertising costs as incurred. Advertising expense amounted to $130,399 and $786,203 during the nine-month periods ended September 30, 2009 and 2008, respectively.

Website Development Costs

The Company has capitalized certain internal use software and website development costs amounting to approximately $400 and $51,000 during the nine-month period ended September 30, 2009 and fiscal year ended December 31, 2008, respectively.  The estimated useful life of costs capitalized is evaluated for each specific project and ranges from one to three years.

Goodwill

The Company accounts for goodwill and intangible assets in accordance with FASB ASC 350-30-35-4 – Intangibles - Goodwill and Other, or ASC 350-30-35-4. ASC 350-30-35-4 requires that goodwill and other intangibles with indefinite lives should be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations. ASC 350-30-35-4 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Income Taxes

Income taxes are accounted for in accordance with the provisions of FASB ASC-740 – Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized, but no less than quarterly.

Share-Based Payment

In December 2004, the Financial Accounting Standards Board, or FASB, issued FASB ASC 718-10-55 - Compensation-Stock Compensation, or ASC 718-10-55. Under ASC 718-10-55, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. In addition, FASB ASC 825-10-50-10 – Financial Instruments – Overall – Disclosures, or ASC 825-10-50-10, expresses views of the Securities and Exchange Commission, or the SEC, staff regarding the interaction between ASC 718-10-55 and certain SEC rules and regulations and provides the staff's views regarding the valuation of share-based payment arrangements for public companies. The Company’s compensation cost is measured on the date of grant at its fair value. Such compensation amounts, if any, are amortized over the respective vesting periods or period of service of the option grant.

Segment Reporting

The Company generates  revenues from the following sources: (1) Online advertising – the Company’s financial content network is available over the Internet, and the Company’s revenues are generated through the sale of display advertisings, list management, targeted lead generation, and web consulting services, and (2) Lead generation/Performance based marketing - utilizing the Company’s internally designed and developed lead generation platform, the Company delivers information to sellers by providing vendors with opportunities to contact qualified and interested potential customers, and new-business leads for such vendors, and in return the Company receives fees.

Recent Accounting Pronouncements

None.

Basic and Diluted Earnings Per Share

Basic earnings per share are calculated by dividing income available to stockholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share are computed using the weighted average number of common and dilutive common share equivalents outstanding during the period. Dilutive common share equivalents consist of shares issuable upon the exercise of stock options and warrants (calculated using the modified-treasury stock method). The outstanding options and warrants amounted to 18,031,730 and 18,839,661 at September 30, 2009 and 2008, respectively, and have been excluded from the earnings per share computation due to their anti-dilutive effect.

The following sets forth the computation of basic and diluted earnings per share for the nine-month periods ended September 30, 2009 and 2008:

	For the nine-month periods ended
	September 30,
	2009	2008
Numerator:
Net loss attributable to common stock	$(1,855,767)	$(4,555,632)

Denominator:
Denominator for basic earnings per share-
Weighted average shares outstanding	28,224,214	24,644,121
Denominator for diluted earnings per share-
Weighted average shares outstanding	28,224,214	24,644,121

Basic earnings per share	$(0.07)	$(0.18)
Diluted earnings per share	$(0.07)	$(0.18)

NOTE 3: PREPAID EXPENSES

At September 30, 2009, the prepaid expenses consisted primarily of prepaid insurance.

NOTE 4: DOMAIN NAME RIGHTS

During 2008, the Company renewed the domain name rights for $25,000 for an additional year.  The Company recognized amortization expense of $23,288 and $150,137 in connection with the domain name rights during the nine-month period ended September 30, 2009 and 2008, respectively.

NOTE 5: WEBSITE DEVELOPMENT COSTS

Website development costs, net of accumulated amortization are as follows:

	September 30,	December 31,
	2009	2008
Website development costs	$346,850	$346,485
Less: accumulated amortization	(250,477)	(206,410)
Website development costs, net	$96,373	$140,075

Amortization expense of the website development costs amounted to $44,067 and $107,139 during the nine-month periods ended September 30, 2009 and 2008, respectively.

NOTE 6: GOODWILL

At September 30, 2009, the Company wrote-down the value of its goodwill. Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. ASC 350-30-35-4 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.  The Company wrote-down approximately $596,000 during the nine-month period ended September 30, 2009.

NOTE 7: CONVERTIBLE NOTES PAYABLE

During the year ended December 31, 2008, the Company issued convertible promissory notes aggregating $530,000 to certain stockholders.  The notes bear interest at 10% per annum.  Accrued interest may be payable, at the noteholder’s option, in cash or in shares of common stock. If the accrued interest is paid in shares of common stock, the number of shares issuable to satisfy the accrued interest is primarily based on the closing price, as quoted on the Over-the-Counter Bulletin Board, or the OTCBB, of the trading day immediately prior to the interest payment date.  The interest is payable commencing June 1, 2008 and every quarter thereafter, until the obligations under the convertible promissory notes are satisfied.  The convertible promissory notes are due ranging from March 15, 2011 to March 31, 2011.  Effective May 29, 2009, on the maturity date, the lender has the option of having the note paid in cash or shares of common stock as follows: 1) if the average closing price of the common stock on the last five trading days prior to the maturity date is $0.50 or more, then the lender may elect to have the principal paid in shares of common stock. In such case, the number of shares of common stock to be issued to the lender shall be determined by dividing the principal amount outstanding on the maturity date by $0.50, 2) if the average closing price of the common stock on the last five trading days prior to maturity date is less than $0.50, then the principal may only be paid in cash. After July 30, 2008, the Company may prepay the convertible promissory notes without premium.  Each noteholder may convert, at his option, the outstanding principal of the convertible promissory note, after July 30, 2008 and prior to maturity at the lesser of: 1) $0.75 or 2) the average closing price of the Company’s common stock, but in no event less than $0.50, or 3) the effective price per share of a subsequent financing of the Company occurring prior to March 2011.

During the nine-month period ended September 30, 2009, the Company issued convertible promissory notes aggregating $637,000 to certain stockholders.  The notes bear interest at 12% per annum.  Accrued interest may be payable, at the noteholder’s option, in cash or in shares of common stock. If the accrued interest is paid in shares of common stock, the number of shares issuable to satisfy the accrued interest is primarily based on the closing price, as quoted on the OTCBB of the trading day immediately prior to the interest payment date.  The interest is payable commencing June 1, 2009 and every quarter thereafter, until the obligations under the convertible promissory notes are satisfied.  The maturity dates of the convertible promissory notes range from February to April 2012.  Effective May 29, 2009, on the maturity date, each lender has the option of having the note prepaid in cash or shares of common stock as follows: 1) if the average closing price of the common stock on the last five trading days prior to the maturity date is $0.50 or more, then the lender may elect to have the principal paid in shares of common stock. In such case, the number of shares of common stock to be issued to the lender shall be determined by dividing the principal amount outstanding on the maturity date by $0.50, 2) if the average closing price of the common stock on the last five trading days prior to maturity date is less than $0.50, then the principal may only be paid in cash.  After July 1, 2009, the Company may prepay the convertible promissory notes without premium.  Each noteholder may convert, at his option, the outstanding principal of the convertible promissory note, after July 1, 2009 and prior to maturity at the lesser of: 1)  $0.50 or 2) the effective price per share of a subsequent financing of the Company occurring prior to the maturity date.

In accordance with ASC 470-20 - Debt-Debt with Conversion Offer, the Company recorded a beneficial conversion feature related to the Convertible promissory notes. Under the terms of these notes, the intrinsic value of the beneficial conversion feature was calculated assuming that the conversion date was the same as the issue date. During the nine-month periods ended September 30, 2009 and 2008, respectively, the beneficial conversion feature amounted to $194,703 and $179,450. This beneficial conversion feature is reflected in the accompanying financial statements as additional paid-in capital and corresponding debt discount.

The interest and amortization expense associated with the notes payable amounted to $85,627 and $39,135 during the nine-month periods ended September 30, 2009 and 2008, respectively. The unamortized debt discount amounted to $347,439 at September 30, 2009 and $156,852 at December 31, 2008.

Following the modification of the terms of the 10% convertible promissory notes in May 2009, the Company recognized a beneficial conversion feature in excess of that previously recognized, which amounted to $35,019.  The revised beneficial conversion feature is partly based on the following assumptions for the valuation of warrants associated with the convertible promissory notes, using Black Scholes Model: term: 5 years; exercise price: $0.75; risk-free interest rate: 2.01%; expected volatility: 61.33% to 62.10%; market value: $0.40. The expected volatility of the beneficial conversion features was based on the average historical volatility of comparable publicly-traded companies.

Associated with the convertible notes payable issued during the nine-month period ended September 30, 2009, the Company paid finder’s fees of $64,960 that were deferred and amortized over the period of the loans.  At September 30, 2009, the Company had recognized amortization of $12,531 for the fees.

NOTE 8: STOCKHOLDERS’ EQUITY

Common Stock

On January 1, 2008, the Company issued 1,750,000 shares of common stock valued at $105,000, pursuant to its acquisition of DRG.

During the nine-month period ended September 30, 2008, the Company entered into a six-month contract for banking and financial services.  Pursuant to the contract, the Company issued 105,000 shares of common stock valued at $71,400.  At September 30, 2008, the Company had fully expensed the $71,400.

During the nine-month period ended September 30, 2008, the Company paid dividends on its preferred stock. The dividends amounted to 827,333 shares of the common stock, valued at $311,804.

During the nine-month period ended September 30, 2008, certain stockholders exercised their warrants associated with Series B Preferred Stock at an exercise price per share of $0.35.  As a result, the Company issued 2,350,000 shares of common stock, aggregating $822,500.

During the nine-month period ended September 30, 2009, the Company paid dividends on its preferred stock amounting to 1,044,560 shares of common stock, which were valued at $309,204.

During the nine-month period ended September 30, 2009, the Company issued 250,000 shares of common stock to a service provider valued at $50,000.

During the nine-month period ended September 30, 2009, the Company issued 171,297 shares of common stock to warrant holders pursuant to cashless exercises of warrants issued to them in connection with the Company’s Series A Preferred financing.

During the nine-month period ended September 30, 2009, the Company issued 225,000 shares of common stock to a holder of Preferred Stock Series B, pursuant to a conversion of 2,250 shares of Preferred Stock Series B stock.

During the nine-month period ended September 30, 2009, certain stockholders exercised their warrants associated with Series A Preferred Stock at an exercise price per share of $0.15.  As a result, the Company issued 168,000 shares of common stock, aggregating $25,200.

During the nine-month period ended September 30, 2009, the Company issued 51,320 shares of common stock to note holders for interest pursuant to the  10% and 12% convertible notes payable, aggregating $25,660.

During the nine-month period ended September 30, 2009, the Company repurchased 500,000 shares of its common stock from a stockholder.

Preferred Stock- Series A

Between August 2006 and October 2006 the Company issued 54,000 shares of 10% Series A Convertible Preferred Stock, or Series A Preferred Stock, with a par value of $0.001 per share, resulting in gross proceeds of $728,567 to the Company after financing fees of $81,433.

The holders of the Series A Preferred Stock are entitled to cumulative preferential dividends at the rate of 10% per annum, payable quarterly in arrears on each of September 1, December 1, March 1, and June 1, commencing on the first quarter after the issuance date beginning September 1, 2006 in cash or shares of the Company’s Common Stock. If the Company elects to pay any dividend in shares of Common Stock, the number of shares of Common Stock to be issued to each holder shall be an amount equal to the quotient of (i) the dividend payment divided by (ii) $0.15 per share.

The shares of Series A Preferred Stock include a liquidation preference corresponding to the amount invested. All issued or accrued but unpaid dividends may also be converted at the election of the holder, and converted at $0.15 per share. The shares of Series A Preferred Stock are convertible into shares of common stock, at any time, at the option of the holder and a conversion price of $0.15 per share, at an initial rate of conversion of 100 shares of common stock for each one share of Series A Preferred Stock, subject to anti-dilution provisions in the case of stock splits, dividends or if the Company issues shares of common stock or other securities convertible into shares of common stock at an effective price less than $0.15 per share. In the event a public market is established for the Company’s common stock, the 10% Series A Preferred Stock is subject to mandatory conversion by the Company upon a 30 day notice if the average closing price of its common stock is $0.40 or more per share for 10 consecutive trading days and the average daily volume is at least 100,000 shares.

The Company granted the Series A Preferred Stockholders piggyback registration rights covering the common shares underlying the Series A Preferred Stock and common stock underlying warrants. Resales of such underlying shares were registered on a registration statement on Form SB-2 declared effective by the SEC on May 9, 2007.

Preferred Stock- Series B

Between June 2007 and September 2007, the Company issued 118,875 shares of 8% Series B Convertible Preferred Stock, or Series B Preferred Stock, with a par value of $0.001 per share, which generated net proceeds of $3,244,563 to the Company, after financing fees of $516,063 and conversion of notes payable of $400,000.

The holders of the Series B Preferred Stock are entitled to cumulative preferential dividends at the rate of 8% per annum, payable quarterly in arrears on each of September 1, December 1, March 1, and June 1, commencing on December 1, 2007. If the Company elects to pay any dividend in shares of Common Stock, the number of shares of Common Stock to be issued to each holder shall be an amount equal to the higher of (i) the average of the closing bid prices for the common stock over the five trading days immediately prior to the dividend date or (ii) $0.35.

The shares of Series B Preferred Stock include a liquidation preference corresponding to the amount invested. All issued or accrued but unpaid dividends may also be converted at the election of the Holder, and converted at $0.35 per share. The shares of Series B Preferred Stock are convertible into shares of common stock, at any time, at the option of the holder and a conversion price of $0.35 per share, at an initial rate of conversion of 100 shares of common stock for each one share of Series B Preferred Stock, subject to anti-dilution provisions in the case of stock splits, dividends or if the Company issues shares of common stock or other securities convertible into shares of common stock at an effective price less than $0.35 per share.  In the event a public market is established for the Company’s common stock, the Series B Preferred Stock is subject to mandatory conversion by the Company upon a 30 day notice if the average closing price of its common stock is $1.00 or more per share for 10 consecutive trading days.

The rights of the holders of the Series B Preferred Stock are subordinate to the rights of the holders of Series A Preferred Stock.

During the nine-month period ended September 30, 2009, the Company issued 225,000 shares of common stock to a holder of Preferred Stock Series B, pursuant to a conversion of 2,250 shares of Preferred Stock Series B stock

Warrants

In connection with the issuance of notes payable with a 10% annum interest, the Company issued warrants to purchase 265,000 shares of Common Stock exercisable at a price of $0.75 per share at March 31, 2008. The warrants expire in March 2013.

The fair value of the warrants issued in connection with the issuance of the notes payable amounted to $179,450.  The fair value is based on the following assumptions, using Black Scholes Model: term: 5 years; exercise price: $0.75; risk-free interest rate: 2.46% to 3.34%; expected volatility: 63.12% to 66.28%; market value: $0.72 to $0.75.

The expected volatility of the warrants issued in connection with the notes payable was based on the average historical volatility of comparable publicly-traded companies.

The fair value of the warrants was recorded as a debt discount and as an increase to additional paid-in capital.

On February 27, 2009 the board approved the reduction of the exercise price of the warrants issued in connection with the notes payable with a 10% annum interest from $0.75 to $0.55.  The fair value of these warrants amounted to $97,414, and was recorded as a selling, general, and administrative expense and as an increase to additional paid-in capital.

In connection with the issuance of notes payable with a 12% annum interest, the Company issued warrants to purchase 318,500 shares of Common Stock exercisable at a price of $0.55 per share at June 30, 2009. The warrants expire in March and April 2014.

The fair value of the warrants issued in connection with the issuance of the notes payable amounted to $194,703.  The fair value is based on the following assumptions, using Black Scholes Model: term: 5 years; exercise price: $0.55; risk-free interest rate: 1.67% to 1.83%; expected volatility: 61.33% to 62.10%; market value: $0.32.

The expected volatility of the warrants issued in connection with the notes payable was based on the average historical volatility of comparable publicly-traded companies.

The fair value of the warrants was recorded as a debt discount and as an increase to additional paid-in capital.

During the nine-month period ended September 30, 2009, in consideration for services, the Company issued to a service provider warrants to purchase 600,000 shares of Common Stock exercisable at a price of $0.35 per share.  The warrants expire in March 2014.

The fair value of the warrants issued in consideration for services amounted to $139,080.  The fair value is based on the following assumptions, using Black Scholes Model: term: 5 years; exercise price: $0.35; risk-free interest rate: 1.69%; expected volatility: 62.10%; market value: $0.20.

The expected volatility of the warrants issued in consideration for services was based on the average historical volatility of comparable publicly-traded companies.

The fair value of the warrants issued was recorded as an expense and as an increase to additional paid-in capital.

Stock Option Plan

On December 15, 2006, the Company's Board of Directors and stockholders approved the Accelerize New Media, Inc. Stock Option Plan, or the Plan. The total number of shares of capital stock of the Company that may be subject to options under the Plan was initially 4,300,000 shares of common stock, and on May 16, 2007 was increased to 10,000,000 shares of common stock, $.001 par value per share, from either authorized but unissued shares or treasury shares. The individuals who are eligible to receive option grants under the Plan are employees, directors and other individuals who render services to the management, operation or development of the Company or its subsidiaries and who have contributed or may be expected to contribute to the success of the Company or a subsidiary. Every option granted under the Plan shall be evidenced by a written stock option agreement in such form as the Board shall approve from time to time, specifying the number of shares of common stock that may be purchased pursuant to the option, the time or times at which the option shall become exercisable in whole or in part, whether the option is intended to be an incentive stock option or a non-incentive stock option, and such other terms and conditions as the Board shall approve.

During the nine-month period ended September 30, 2009, the Company granted 20,000 options to certain of its employees.

At September 30, 2009, options to purchase 7,131,000 shares of Common Stock were outstanding. The outstanding options are exercisable at a weighted average price per share of $0.16 per share. The options outstanding vest over periods ranging from two to three years.

During the nine-month periods ended September 30, 2009 and 2008, the Company recorded a share-based payment expense amounting to approximately $68,000 and $199,000, respectively, in connection with all options granted at the respective measurement dates.

The share-based payment is based on the fair value of the outstanding options amortized over the requisite period of service for option holders, which is generally the vesting period of the options. The fair value of the options granted during the nine-month period ended September 30, 2009 is based on the Black Scholes Model using the following assumptions:

Exercise price:	$ 0.35
Market price at date of grant:	$ 0.35
Expected volatility:	68.0 to 74.6%
Expected dividend rate:	0%
Risk-free interest rate:	1.67 to 1.99%

The expected volatility is based on the historical volatility of publicly-traded companies comparable to the Company.

The weighted-average grant-date fair value of options granted during the nine-month period ended September 30, 2009 amounted to $0.21.

The total compensation cost related to non-vested awards not yet recognized amounted to approximately $29,000 and $96,000 at September 30, 2009 and 2008, respectively and the Company expects that it will be recognized over the following weighted-average period of 27 months.

If any options granted under the Plan expire or terminate without having been exercised or cease to be exercisable, such options will be available again under the Plan. All employees of the Company and its subsidiaries are eligible to receive non-qualified stock options. Non-employee directors and outside consultants who provided bona-fide services not in connection with the offer or sale of securities in a capital raising transaction are eligible to receive non-qualified stock options. Incentive stock options may not be granted below their fair market value at the time of grant or, if to an individual who beneficially owns more than 10% of the total combined voting power of all stock classes of the Company or a subsidiary, the option price may not be less than 110% of the fair value of the common stock at the time of grant. The expiration date of an incentive stock option may not be longer than ten years from the date of grant. Option holders, or their representatives, may exercise their vested options up to three months after their employment termination or one year after their death or permanent and total disability. The Plan provides for adjustments upon changes in capitalization.

The Company’s policy is to issue shares pursuant to the exercise of stock options from its available authorized but unissued shares of common stock. It does not issue shares pursuant to the exercise of stock options from its treasury shares.

NOTE 9: SUBSEQUENT EVENTS

At November 13, 2009, the date the financial statements were issued, there were no significant subsequent events.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes included elsewhere in this report and our Annual Report on Form 10-K for the year ended December 31, 2008. Certain statements in this discussion and elsewhere in this report constitute forward-looking statements. See ‘‘Cautionary Statement Regarding Forward Looking Information’’ elsewhere in this report. Because this discussion involves risk and uncertainties, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We offer online media solutions for U.S. based businesses to reach their target audience on the Internet by providing lead generation and performance based customer acquisition solutions.  We own and operate approximately 6,000 web properties, provide real-time SEC filing and financial data services and operate a proprietary performance-based lead generation platform. We primarily make money from the following two lines of business: (1) Online advertising - Our financial content network is available over the Internet, and our revenues are generated through the sale of display advertisings, list management, targeted lead generation, and web consulting services, and (2) Lead generation/Performance based marketing - Utilizing our internally designed and developed lead generation platform, we deliver buyers to sellers by providing vendors with opportunities to contact qualified and interested potential customers, and essentially crafting high-quality new-business leads for such vendors, and in return we receive fees. Our current lead generation focus surrounds, but is not limited to, the industry of debt settlement, credit repair/reports, and tax settlements.

Recent Developments

None.

Results of Operations, September 30, 2009 and 2008

ACCELERIZE NEW MEDIA, INC.
RESULTS OF OPERATIONS

	Three-month periods ended		Increase/	Increase/	Nine-month periods ended		Increase/	Increase/
	September 30,		(Decrease)	(Decrease)	September 30,		(Decrease)	(Decrease)
	2009	2008	in $ 2009	in % 2009	2009	2008	in $ 2009	in % 2009
			vs 2008	vs 2008			vs 2008	vs 2008
Revenue:
Lead generation revenues	$475,939	$625,353	$(149,414)	-23.9%	$2,253,153	$1,530,647	$722,506	47.2%
Debt solution revenues	182,872	370,486	(187,614)	-50.6%	563,192	899,912	(336,720)	-37.4%
Advertising and other revenues	125,135	83,501	41,634	49.9%	228,002	276,661	(48,659)	-17.6%
Total revenues:	783,946	1,079,340	(295,394)	-27.4%	3,044,347	2,707,220	337,127	12.5%

Operating expenses:
Selling, general and administrative	954,946	3,395,302	(2,440,356)	-71.9%	4,504,058	6,926,448	(2,422,390)	-35.0%
Total operating expenses	954,946	3,395,302	(2,440,356)	-71.9%	4,504,058	6,926,448	(2,422,390)	-35.0%

Operating loss	(171,000)	(2,315,962)	2,144,962	-92.6%	(1,459,711)	(4,219,228)	2,759,517	-65.4%

Other income (expense):
Interest income (expense)	(32,245)	(17,719)	(14,526)	82.0%	(86,852)	(24,600)	(62,252)	253.1%
	(32,245)	(17,719)	(14,526)	82.0%	(86,852)	(24,600)	(62,252)	253.1%

Net loss	(203,245)	(2,333,681)	2,130,436	-91.3%	(1,546,563)	(4,243,828)	2,697,265	-63.6%

Less dividends issued for series A and B preferred stock	102,846	104,312	(1,466.00)	-1.4%	309,204	311,804	$(2,600)	-0.8%

Net loss attributable to common stock	$(306,091)	$(2,437,993)	$2,131,902	-87.4%	$(1,855,767)	$(4,555,632)	$2,699,865	-59.3%
NM: Not Meaningful

Revenues

The Company generates  revenues from the following sources: (1) Online advertising – the Company’s financial content network is available over the Internet, and the Company’s revenues are generated through the sale of display advertisings, list management, targeted lead generation, and web consulting services, and (2) Lead generation/Performance based marketing - utilizing the Company’s internally designed and developed lead generation platform, the Company delivers information to sellers by providing vendors with opportunities to contact qualified and interested potential customers, and new-business leads for such vendors, and in return the Company receives fees.

Our decrease in lead generation revenues during the three-month period ended September 30, 2009, when compared to the prior period is due primarily to a concerted effort by management to generate leads of a higher quality.  Our increase in lead generation revenues during the nine-month period ended September 30, 2009, when compared to the prior period is due primarily to an increase in the number of leads sold.  During 2009, management placed greater emphasis on our lead generation platform as a dominant business line and source of revenue.

Our decrease in debt settlement referrals revenues during the three and nine-month periods ended September 30, 2009, when compared to the prior periods is primarily due to our decision to cease operating our Debt Settlement Referral Division effective January 1, 2009. During 2009, we will continue to receive commissions for debt settlement solutions provided to past clients.

Our increase in advertising and other revenues during the three-month period ended September 30, 2009 when compared to the prior period is due to an increase in the number of clients using the Company’s advertising services.  Our decrease in advertising and other revenues during the nine-month period ended September 30, 2009 when compared to the prior period is due to a change in financial data providers and testing different online marketing and traffic acquisition strategies.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses primarily consist of consultant fees related to the marketing and enhancement of our websites, advertising, as well as other general and administrative expenses, such as payroll expenses, necessary to support our existing and anticipated growth in our revenues, and legal and professional fees.

The decrease in selling, general and administrative expenses during the three-month period ended September 30, 2009 when compared with the prior period is primarily due to the following:

•	a decrease in lead acquisition costs of approximately $148,000; this decrease is primarily due to a concerted effort by management to generate leads of higher quality;
•	an increase in impairment of goodwill of approximately $64,000 which was recorded in the three-month period ended September 30, 2009; such impairment did not occur in 2008;
•
a decrease in advertising expense of approximately $617,000, this decrease is primarily due to the issuance of 2.5 million warrants to a marketing consultant during the nine-month period ended September 30, 2008, which did not occur in 2009;

•
a decrease in amortization costs of approximately $42,000. This decrease is primarily due to the fact that the Company has invested less in web development costs in 2009 when compared to the prior period, resulting in a lower amortization base;

•
a decrease in professional services expense of approximately $39,000; this decrease is primarily due to the termination of an agreement with a marketing consultant in February 2009 and, to a lesser extent, a decrease in allocation of outside resources to support the operations of the Company;

•
a decrease in payroll expenses of approximately $183,000; this decrease is primarily due to the termination of a number of employees in September 2008 resulting from the Company’s decreased involvement in the sales and marketing of debt settlement solutions;

•	a decrease in option expense of approximately $117,000 resulting from a decrease in options issued to employees in 2009; and
•
a decrease in warrant expense of approximately $1,239,000 resulting from the issuance of warrants in September 2008 and the exercise of cashless warrants related to the Series B Preferred Stock holders.

The decrease in selling, general and administrative expenses during the nine-month period ended September 30, 2009 when compared with the prior period is primarily due to the following:

•	an increase in impairment of goodwill of approximately $596,000 which was recorded in the nine-month period ended September 30, 2009; such impairment did not occur in 2008;
•
a decrease in warrant expense of approximately $1,003,000 resulting from the issuance of warrants in September 2008 and the exercise of cashless warrants related to the Series B Preferred Stock holders;

•	a decrease in IT expense of approximately $102,000 due to a reduction in cost for hosting and financial data feeds;
•
a decrease in amortization costs of approximately $170,000; this decrease is primarily due to the fact that the Company has invested less in web development costs in 2009 when compared to the prior period, resulting in a lower amortization base;

•
a decrease in professional services expense of approximately $213,000; this decrease is primarily due to the termination of an agreement with a marketing consultant in February 2009 and, to a lesser extent, a decrease in allocation of outside resources to support the operations of the Company;

•	A decrease in option expense of approximately $131,000 resulting from a decrease in options issued to employees in 2009;
•
a decrease in payroll expenses of approximately $650,000; this decrease is primarily due to the termination of a number of employees in September 2008 resulting from the Company’s decreased involvement in the sales and marketing of debt settlement solutions; and

•
a decrease in advertising expense of approximately $656,000; this decrease is primarily due to the issuance of 2.5 million warrants to a marketing consultant during the nine-month period ended September 30, 2008,  which did not occur in 2009.

Interest

Interest expense consists of interest charges associated with notes payable issued in 2008 and 2009.  The increase in interest expense during the three and nine-month periods ended September 30, 2009 is primarily due to the increase in 2009 of the weighted-average interest-bearing debt resulting from the issuance of 12% notes payable aggregating to approximately $643,000.

Liquidity and Capital Resources

At September 30, 2009, our cash amounted to approximately $156,000 and our working deficit amounted to approximately $422,000.

During the nine-month period ended September 30, 2009, we used cash of approximately $653,000 in our operating activities. Our cash used in operating activities was comprised of our net loss of approximately $1,500,000 adjusted for the following:

•	Fair value of options granted to employees of approximately $68,000;
•	Amortization of capitalized web development and discount on notes payable, and depreciation of fixed assets of approximately $113,000;
•	Impairment of goodwill of approximately $596,000;
•	Fair value of warrants issued for services of approximately $139,000;
•	Change in terms of warrants issued of approximately $97,000;
•	Fair value of shares issued for services of $50,000; and
•	Fair value of shares issued for interest payment of approximately $26,000.

Additionally, the following variations in operating assets and liabilities impacted our cash used in operating activity:

•	Increase in accounts receivable of approximately $38,000, resulting from increased lead generation revenues;
•	Decrease in accounts payable and accrued expenses of approximately $99,000, resulting from a decrease in expenditures; and
•	Decrease in deferred revenue of approximately $145,000, resulting from a decreased number of consumers successfully referred to debt settlement agencies.

During the nine-month period ended September 30, 2009, we generated cash from financing activities of approximately $560,000, which primarily consisted of the proceeds from notes payable of $585,000 and the proceeds from the exercise of warrants of $25,200, offset by the repurchase of shares of common stock of $50,000.

During the nine-month period ended September 30, 2008, we used cash in our operating activities amounting to approximately $1,695,000. Our cash used in operating activities was comprised of our net loss of approximately $4,244,000 adjusted for the following:

•	Fair value of options granted to employees of approximately $199,000;
•	Amortization of capitalized web development and discount on notes payable, and depreciation of fixed assets of approximately $283,000;
•	Amortization of deferred compensation of approximately $71,000;
•	Fair value warrants issued of approximately $1,239,000; and
•	Fair value of warrants issued for services of $644,000.

Additionally, the following variations in operating assets and liabilities impacted our cash used in operating activity:

•	Increase in accounts receivable of approximately $70,000, resulting from increased lead generation revenues;
•	Increase in accounts payable and accrued expenses of approximately $119,000, resulting from increased marketing programs expenditures associated with lead generation; and
•	Increase in deferred revenue of approximately $115,000, resulting from an increased number of consumers previously referred to debt settlement agencies.

During the nine-month period ended September 30, 2008, we incurred website development costs of approximately $48,000 in connection with development and enhancement of our websites and capital expenditures of approximately $12,000.

During the nine-month period ended September 30, 2008, we generated cash from financing activities of approximately $1,331,000, which primarily consisted of the proceeds from notes payable of $530,000 and proceeds from the exercise of warrants of approximately $822,000, offset by the payment to a former member of approximately $21,700.

Capital Raising Transactions

During March and April 2009, we raised an aggregate amount of $637,000 in convertible loans from 18 different lenders. In May 2009 we and the lenders amended the terms of repayment and lender's conversion price of the notes. In connection with the loan, we issued to each of the lenders a convertible promissory note and a Common Stock purchase warrant. The notes accrue interest at the rate of 12% per annum and mature in March 2012. Interest may be paid, at the lenders’ option, in cash or in shares of Common Stock of the Company. If the accrued interest is paid in shares of Common Stock, the number of shares issuable to satisfy the accrued interest is calculated by dividing the interest dollar amount due on the respective interest payment date by the closing price of the Common Stock, as quoted on the OTCBB on the last trading day before the respective interest payment date, and rounding it to the nearest whole number. Principal shall be due and payable on the maturity date, and subject to the following conditions, shall be payable at the option of the lender in cash or shares of Common Stock as follows: (i) if the average closing price of the Common Stock on the last 5 trading days prior to the maturity date is $0.50 or more, then the lender may elect to have the principal paid in shares of Common Stock. In such case, the number of shares of Common Stock to be issued to the lender shall be determined by dividing the principal amount outstanding on the maturity date by $0.50; (ii) if the average closing price of the Common Stock on the last 5 trading days prior to the maturity date is less than $0.50, then the principal may only be paid in cash.

After July 1, 2009, we may prepay the notes at any time without any premium or penalty. In such case, the noteholder has the option to have the principal and accrued interest paid in cash or shares of our Common Stock. If the notes are paid in shares, the notes are convertible using the same rate as described below.

The lenders may convert, at their option, the outstanding principal of the notes into shares of the Company’s Common Stock, on and after July 1, 2009 and prior to maturity date, at the lesser of: (i) $0.50 per share; or (ii) the lowest effective purchase price, conversion price or exercise price, as the case may be, of any new transaction pursuant to which shares of Common Stock, or securities convertible or exercisable into shares of Common Stock, are issued by the Company before the maturity date, except for shares of Common Stock issued under the Accelerize New Media Stock Option Plan.

In addition, we issued to the lenders Common Stock purchase warrants to purchase an aggregate of 313,500 shares. The warrants are exercisable for 5 years and expire on 2014, with an exercise price of $0.55 per share. The exercise price of the warrants and the number of shares issuable upon the exercise of the warrants is subject to adjustment in the event of stock splits, stock dividends and reorganizations, or in the event we issue shares of Common Stock or securities convertible or exchangeable to shares of Common Stock at an effective price less than the then exercise price of the warrants in which event the exercise price would be adjusted downward. We have the right to call the warrants, at a redemption price of $.001 per warrant share, commencing on the first trading day after our Common Stock has traded for 10 consecutive days at an average closing price at or exceeding $1.25 per share.

We used the cash proceeds from the offerings, the promissory notes and the line of credit advances to finance our on going operations, including development, sales, marketing and support services.

The interest and amortization expense associated with the notes payable amounted to $124,762 during the nine-month period ended September 30, 2009.

Going Concern

We have generated revenues since inception but they were not an adequate source of cash to fund future operations. Historically we have relied on private placement issuances of equity and convertible debt.

It is likely that we will need to raise additional working capital to fund our ongoing operations and growth. The amount of our future capital requirements depends primarily on the rate at which we increase our revenues and correspondingly decrease our use of cash to fund operations. Cash used for operations will be affected by numerous known and unknown risks and uncertainties including, but not limited to, our ability to successfully market our products and services and the degree to which competitive products and services are introduced to the market. As long as our cash flow from operations remains insufficient to completely fund operations, we will continue depleting our financial resources and seeking additional capital through equity and/or debt financing. If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing stockholders will be reduced and those stockholders may experience significant dilution. In addition, new securities may contain rights, preferences or privileges that are senior to those of our Common Stock.

There can be no assurance that acceptable financing to fund our ongoing operations can be obtained on suitable terms, if at all. If we are unable to obtain the financing necessary to support our operations, we may be unable to continue as a going concern. In that event, we may be forced to cease operations and our stockholders could lose their entire investment in our company

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based upon that evaluation, our Chief Executive Officer and President and our Chief Financial Officer concluded that, as of September 30, 2009, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, including ensuring that such material information is accumulated and communicated to our Chief Executive Officer and President and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

During the quarter ended September 30, 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds

During September 2009 we issued 212,044 shares of common stock to warrant holders pursuant to a cashless exercise of a warrant issued to them in connection with our Series A Preferred financing.

From July to September 2009, certain stockholders exercised their warrants associated with Series A Preferred Stock at an exercise price per share of $0.15.  As a result, we issued to them 168,000 shares of common stock, and received cash proceeds aggregating $25,200.

During June 2009 we issued 225,000 shares of our common stock to a holder of Series B Preferred Stock, pursuant to a conversion of 2,250 shares of Series B Preferred Stock.

On September 1, 2009 we issued to our Series A Preferred Stock holders 136,126 shares of our Common Stock as dividends, valued at $20,416.

On September 1, 2009 we issued to our Series B Preferred Stock holders 164,887 shares of our Common Stock as dividends, valued at $165,969.

During September 2009, we issued 51,320 shares of our common stock to  note holders for interest pursuant to the  10% and 12% convertible notes payable, valued at $25,660.

The above issuances were deemed to be exempt under Regulation D and Section 4(2) of the Securities Act of 1933. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates or executive officers of the Company, and transfer was restricted in accordance with the requirements of the Securities Act.

(c) Purchases of Equity Securities.

Item 6.    Exhibits

31.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to Rule 13a-14(a) and15d-14(a) (filed herewith.)
32.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350 (furnished herewith.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ACCELERIZE NEW MEDIA, INC.

Dated: November 13, 2009	By:	/s/ Brian Ross
Brian Ross Chief Executive Officer